SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under The Securities Exchange Act Of 1934

ACTION PRODUCTS INTERNATIONAL, INC.
(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

004920104
(CUSIP Number)

1101 N. KELLER RD., SUITE E
ORLANDO, FLORIDA  32810
(407) 481-8007
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

March 16, 2009
(Date Of Event Which Requires Filing Of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                             ☐ Rule 13d-1(b)
                             ☒ Rule 13d-1(c)
                             ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent   amendment   containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be  subject  to all other  provisions  of the Act  (however, see the Notes).

SCHEDULE 13G

1	NAMES OF REPORTING COMPANYS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

The US Water Treatment Company, DBA The US Water Treatment & Solar Energy Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER:

	6	SHARED VOTING POWER:

705,001

	7	SOLE DISPOSITIVE POWER:

	8	SHARED DISPOSITIVE POWER:

700,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED

705,001

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%

12	TYPE OF REPORTING PERSON

CO

ITEM 1(A)	NAME OF ISSUER

Action Products International, Inc.

ITEM 1(B)	ADDRESS OF ISSUER

1101 N. Keller Rd., Suite E Orlando, Florida 32810

ITEM 2(A)	ADDRESS OF PERSON FILING

The US Water Treatment Company, DBA The US Water Treatment & Solar Energy Company

ITEM 2(B)	ADDRESS OF PERSON FILING

PO Box 298, Perrineville, NJ 08535.

ITEM 2(C)	CITIZENSHIP
New Jersey

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Common Stock

ITEM 2(E)	CUSIP NO.

004920104

ITEM 3	The persons filing are not listed in Items 3(a) through 3 (j).

ITEM 4(A)	AMOUNT BENEFICIALLY OWNED

705,001

ITEM 4(B)	PERCENT OF CLASS

12.4%

ITEM 4(C)	NUMBER OF SHARES:

(i) SOLE POWER TO VOTE

NONE

(ii) SHARED POWER TO VOTE

705,001

(iii) SOLE POWER TO DISCLOSE

NONE

(iv) SHARED POWER TO DISCLOSE

705,001

ITEM (5)	OWNERSHIP OF LESS THAN FIVE PERCENT

CHECK THE FOLLOWING BOX IF THE STATEMENT IS BEING FILED TO NOTIFY THAT THE OWNERSHIP IS NOW LESS THAN FIVE PERCENT ☐

ITEM (6)	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

All shares represented in this report are owned by the Us Water Treatment Company, d/b/a The Us Water Treatment & Solar Energy Company none of which, to our knowledge, owns five percent or more of the class.

ITEM (7)	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

NOT APPLICABLE

ITEM (8)	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE

ITEM (9)	NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

ITEM (10)	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct."

Date: March 24, 2009

By:	/s/Barry Kobrin.
Barry Kobrin
President